October 1, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Rapid Holdings, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed on: September 29, 2010
File No. : 333-167960

Dear Ms. Magnor:

We represent Rapid Holdings, Inc. (“Rapid Holdings” or, the “Company,” “we,” “us,” or “our”).  By letter dated September 27, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Amendment No. 6 to Registration Statement (the “Registration Statement”) on Form S-1 filed on September 23, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

About Our Company, page 1

1.  We note your disclosure that you are subject to California state law.  However, in our prior comment 2, we asked you to please discuss the regulatory environment that you will operate in, including regulations that you will be required to comply with.  Therefore, please add a more detailed discussion of the material aspects of California law that will affect your company and business.

Response: The CFL (California Finance Lender) License is regulated by the California Department of Corporations. The CFL license provides mortgage brokers and lenders with an exemption that enables the licensees to function as mortgage brokers and lenders under the California Law. The main stipulation is that the broker and lender involved in the transaction must both be licensed under the CFL.

There are minimum requirements to obtain a CFL license. The maintenance of a physical office is not required. Further, applicants do not need to be from the state of California. Applicants are however, required to maintain a minimum net worth of $25,000 (Assets minus liabilities) and obtain and maintain a surety bond in the amount of $25,000. Applicants are not required to take classes nor pass a written exam. No specific lending experience is required.

The Registration Statement has been revised on page 1 to note the aforementioned information.

Description of Business

Financial Products, page 9

2.  We note in your response to our prior comment 4 that you opted to remove the statement that “being web-based will allow us to process an application in a timely manner” from the registration statement rather than revise to explain it.  However, we note that the registration statement still includes a similar statement that “being web-based is important because the time for approval can be done in a timely manner.”  Please revise to remove or explain this statement.

Response: We have removed the requested statement from page 9 of the Registration Statement.

Automation, page 10

3.  We note your response to our previous comment 7 that you have disclosed the minimum credit requirements necessary for an applicant to be approved as well as the type of borrower you are generally targeting.  However, we do not see this disclosure in the document.  Please tell us where you have made this disclosure, or please revise to include such disclosure.

Response: We will target borrowers requesting less than 50% of the value of there car, with a credit score of 550 or better. Such information has been disclosed in the Registration Statement on page 10.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
Gregg E. Jaclin